130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE
January 25, 2018	No. 18-02

Avalon Announces Start of Winter Drilling Program on Separation
Rapids Lithium Project

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQX: AVLNF) (“Avalon” or the “Company”) is pleased to announce that it has commenced a diamond drilling program on its Separation Rapids Lithium Project near Kenora, Ontario. At least seven holes totalling 1500 metres are planned in order to increase the total lithium resources in the main Separation Rapids lithium deposit. The entire work program has a budget of $500,000. The deposit is open for expansion to depth below 200 metres, with the deepest holes at present indicating similar widths and grades as in the near surface holes. In addition, the lepidolite-rich sub-unit of the main pegmatite is also open for expansion to depth and along strike.

The main deposit consists of a large, zoned vertical pegmatite dyke averaging 20-30 metres in thickness that has been structurally flattened, accompanied by a swarm of narrower mineralized dykes of similar but variable lithium mineralogy. These dykes tend to be lepidolite-rich on both the east, west extensions and on the northern side of the main petalite-rich portion of the deposit. Resource estimates to date have indicated that about 20% of the total tonnage is lepidolite-rich, accompanied by petalite, and the remaining portion is petalite with subordinate to low lepidolite content.

The diamond drilling program will also test the West Pegmatite, which is about 800 metres along strike from the main deposit. The West Pegmatite consists of petalite mineralization that is very similar in appearance to the main deposit. Chip sampling has produced assays of 1.56% Li2O across 8.9 metres. The majority of the drilling will be on the main deposit, primarily targeting lepidolite mineralization, with holes continuing to the adjacent petalite-rich zone at depth as an additional benefit of targeting lepidolite.

The drilling program is expected to be completed over a period of one month. Significant assay results will be announced when available.

The technical information included in this news release has been reviewed and approved by the Company’s Vice President, Exploration, Dr. William Mercer, a Qualified Person under NI 43-101.

About Avalon Advanced Materials Inc.
Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to the Company’s planned drilling program, its targets, intentions and duration, and that significant assay results will be announced when available. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.